Exhibit 99.1

MATERIAL FACT

LATAM Airlines Group S.A

SECURITIES REGISTRY N° 306

Santiago, December 15, 2022

Ms. Solange Berstein Jáuregui

Chairman

Commission for the Financial Market

1449 Av. Libertador Bernardo O´Higgins, Floor 12

Present

Re: Material fact report

Dear Chairman:

In accordance with the provisions of articles 9 and 10 of Law No. 18,045 of the Securities Market Law, and in the General Rule No. 30, duly authorized by the Board as of today, I inform you the following as a material fact of LATAM Airlines Group S.A. (“LATAM” or the “Company”):

•	As informed, LATAM was part of a reorganization process in the United States of America according to the rules established in Chapter 11 of Title 11 of the Code of the United States of America, presenting a voluntary petition for relief in accordance with the same (the “Chapter 11 Proceeding”). As informed in material fact dated November 3, 2022, on that date LATAM successfully emerged from said Chapter 11 Proceeding.

•	LATAM has to prepare and deliver a Monthly Operating Report (“MOR”), as part of the reporting obligations it has to comply with as part of the Chapter 11 Proceeding. As of this date, the delivery of the MOR corresponding to the month of October 2022 is pending, last month prior to the exit of the Chapter 11 Proceeding.

•	Considering the abovementioned, we hereby make available for your Commission and for the market the last MOR corresponding to the month of October 2022, dated as of today, included in the following link https://www.latamreorganizacion.com/en/publications/.

•	This MOR does not replace in any way the financial information that the Company provides regularly according the securities law or the applicable regulation and has been prepared for the sole purpose to comply with the obligations of the Chapter 11 Proceeding.

In consequence and without prejudice of the limitations detailed in the MOR, we state that the information contained in this report, solely prepared for complying with obligations as part of the Chapter 11 Proceeding, has not been audited, has a limited scope and covers a limited period of time for it is subject to material changes as the quarter advances along with the regulatory processes of the quarterly financial statement’s preparation, included the limited revision by the external auditors, if applicable.

Finally, please note that even though LATAM emerged from the Chapter 11 Proceeding on November 3, 2022, certain rules of Chapter 11 of Title 11 of the Code of the United States of America still impose certain obligations for the Company. One of such obligations consists in issuing as part of the closing of the Chapter 11 Proceeding “Post Confirmation Reports” on a quarterly basis. Such reports will be issued together with the quarterly financial statements.

Sincerely yours,

Ramiro Alfonsín B.

CFO

LATAM Airlines Group S.A.